Exhibit 99.1

Resolutions of the Annual General Meeting of Members

TAINAN, Taiwan – August 12, 2026 – Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, held its annual general meeting on August 12, 2026, which passed the following resolutions:

1.	Shareholder(s) Adoption of the Company’s 2025 audited financial statements

2.	Re-election of Mr. Liang-Gee Chen as an Independent Director of the Company

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